082-35716

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Babback Sabahi
Direct Tel (202) 263-3451
Direct Fax (202) 762-4261
bsabahi@mayerbrown.com

July 17, 2008

SEC Mail
Mail Processing
Section

JUL 17 2008

Washington, DC
109

SUPPL

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: <u>Ongoing Compliance with Rule 12g3-2(b)</u>

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Corporation") filed an application with the U.S. Securities and Exchange Commission and obtained an exemption from the ongoing reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translations of an Immediate Report of a change in the securities of the Corporation, dated July 13, 2008, and an Immediate Report regarding appointment of a senior officer of the Corporation, dated July 15, 2008.

Sincerely,

Babback Sabahi

Babback Sabahi

Enclosure

08003883

PROCESSED

JUL 23 2008

THOMSON REUTERS

7/21

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

13 July 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that on 13 July 2008, there was a change in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   1. Exercise of additional options of the Bank.

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
13 July 2008	Exercise of Options	Leumi Options 01/06	6040125	62,478	No

2.a. Status of the Share Capital of the Corporation following the Changes:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in Previous Report	Current Amount
Leumi	604611	1,715,000,000	1,469,911,064	1,469,973,542

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Previous Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	No
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	27,772,294	27,709,816	No
6010133	Leumi A – Commercial Paper	332,700,000	332,700,000	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders, register of note holders and register of commercial paper holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Reports

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
POB 2 Tel Aviv 61000
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

15 July 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Appointment of Senior Office Holder (Excluding a Director and an Individual Appointed on Behalf of a Director which is a Corporation)

Regulation 34(b) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Immediate Report No. 1

1. Surname and First Name: Altman, Gideon
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 54989769
   Citizenship: Private individual with Israeli citizenship

2. Date of Birth: 17 November 1957

3. Address for service of process: 37 Arbel Street, Rishon Lezion

4. Commencement date of tenure: 1 January 2008. Following an amendment to the definition of "Senior Office Holder", Mr. Altman falls within said definition as of 15 July 2008, although he has held the current position since 1 January 2008.

5. Position to which appointed: Acting Head of Commercial Banking Division of the Corporation

6. Previous position held in the company prior to appointment: Deputy Head of Commercial Banking Division of the Corporation

7. Academic Education:

Degree	Subject	Name of Academic Institution
Master	Business Administration	Bar Ilan University
Batchelor	Business Administration	Bar Ilan University

8. Principal Occupations in the Last 5 Years:

Position Held	Place of Employment	Period held the Position
Deputy Head of Commercial Banking Division	Bank Leumi le-Israel B.M.	December 2000 to December 2007

9. The Senior Office Holder holds other positions with the Corporation, its subsidiary or associated corporation, or interested person therein:
   Director of Leumi Card Ltd.

10. No family relationship exists between the Senior Office Holder and any other Senior Office Holder or interested person of the Corporation.

11. N/A

Immediate Report No. 2

1. Surname and First Name: Yassur, Tamar
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 059764498
   Citizenship: Private individual with Israeli citizenship

2. Date of Birth: 24 August 1965

3. Address for service of process: 34 Yehuda Halevi Street, Tel Aviv 65546

4. Commencement date of tenure: 15 May 2007. Following an amendment to the definition of "Senior Office Holder", Ms. Yassur falls within said definition as of 15 July 2008, although she has held the current position since 15 May 2007.

5. Position to which appointed: Head of External Relations and Public Affairs

6. Previous position held in the company prior to appointment: None

7. Academic Education:

Degree	Subject	Name of Academic Institution
Master	Business Administration	The Hebrew University of Jerusalem
Batchelor	Economics, Business Administration	The Hebrew University of Jerusalem

8. Principal Occupations in the Last 5 Years:

Position Held	Place of Employment	Period held the Position
CEO	Fogel Ogilvy Ltd.	November 2005 to June 2007
Vice President, Clients and Strategic Planning	Fogel Ogilvy Ltd.	2001 to November 2005

9. The Senior Office Holder does not hold other positions with the Corporation, its subsidiary or associated corporation, or interested person therein.

10. No family relationship exists between the Senior Office Holder and any other Senior Office Holder or interested person of the Corporation.

11. N/A

Immediate Report No. 3

1. Surname and First Name: Rapoport, Iris
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 057103772
   Citizenship: Private individual with Israeli citizenship

2. Date of Birth: 25 July 1961

3. Address for service of process: 7 Kehilat Pizta Street, Tel Aviv

4. Commencement date of tenure: 2 September 2007. Following an amendment to the definition of "Senior Office Holder", Ms. Rapoport falls within said definition as of 15 July 2008, although she has held the current position since 2 September 2007.

5. Position to which appointed: Head of Group Strategy

6. Previous position held in the company prior to appointment: Personal Assistant to the President and CEO.

7. Academic Education:

Degree	Subject	Name of Academic Institution
Master	Business Administration	Tel Aviv University
Batchelor	Business Administration	Tel Aviv University

8. Principal Occupations in the Last 5 Years:

Position Held	Place of Employment	Period held the Position
Personal Assistant to the President and CEO	Bank Leumi le-Israel B.M.	December 2003 to September 2007
Head of Communications Section, Corporate Division	Bank Leumi le-Israel B.M.	September 2001 to December 2003

9. The Senior Office Holder does not hold other positions with the Corporation, its subsidiary or associated corporation, or interested person therein.

10. No family relationship exists between the Senior Office Holder and any other Senior Office Holder or interested person of the Corporation.

11. N/A

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END